UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OXIGENE, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
691828107
(CUSIP Number)

Mark Kessel Symphony Capital Partners, L.P. 875 Third Avenue 18th Floor New York, NY 10022 (212) 632-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691828107	Page 2 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------

(1)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the Warrant exercisable by the Reporting Persons into 11,281,877 shares of Common Stock as described herein.

CUSIP No. 691828107	Page 3 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (2)
14	TYPE OF REPORTING PERSON PN

-------------------------

(2)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the Warrant exercisable by the Reporting Persons into 11,281,877 shares of Common Stock as described herein.

CUSIP No. 691828107	Page 4 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (3)
14	TYPE OF REPORTING PERSON PN

-------------------------

(3)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the Warrant exercisable by the Reporting Persons into 11,281,877 shares of Common Stock as described herein.

CUSIP No. 691828107	Page 5 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Mark Kessel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (4)
14	TYPE OF REPORTING PERSON IN

-------------------------

(4)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the Warrant exercisable by the Reporting Persons into 11,281,877 shares of Common Stock as described herein.

CUSIP No. 691828107	Page 6 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harri V. Taranto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (5)
14	TYPE OF REPORTING PERSON IN

-------------------------

(5)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the Warrant exercisable by the Reporting Persons into 11,281,877 shares of Common Stock as described herein.

CUSIP No. 691828107	Page 7 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony ViDA Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (6)
14	TYPE OF REPORTING PERSON PN

-------------------------

(6)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the Warrant exercisable by the Reporting Persons into 11,281,877 shares of Common Stock as described herein.

CUSIP No. 691828107	Page 8 of 12 Pages

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Amendment No.1 (this “Amendment No.1”) amends the Schedule 13D (the “Schedule 13D”) filed on October 1, 2008 which relates to the common stock, par value $0.01 per share (the “Common Stock”), of OXiGENE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 230 Third Avenue, Waltham, MA 02451. This Amendment No.1 is being filed to report a change to Items 3, 4 and 5 (a) – (c) of the Schedule 13D. All Items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 in the Schedule 13D.

On October 17, 2008, the Issuer issued to Holdings (as defined in Item 2 of the Schedule 13D) a Warrant (as defined in Item 4 of the Schedule 13D) to purchase 11,281,877 shares of Common Stock at an exercise price of $1.11 per share, the closing price of the Common Stock on the Nasdaq Global Market on September 30, 2008. On December 9, 2008, the Issuer held a special meeting of its stockholders and obtained the Stockholder Approval (as defined in Item 4 of the Schedule 13D) to issue the shares of Common Stock underlying the Warrant. In accordance with the terms of the Warrant, Holdings will exercise the Warrant prior to January 1, 2009, and pay cash to the Issuer in the amount of $12,522,883.47. Holdings will receive the cash to exercise the Warrant from Investors (as defined in Item 3 of the Schedule 13D) and Investors will receive capital contributions from its members, which it in turn will contribute to Holdings pursuant to its admission as a member of Holdings.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the text below to the end of Item 4 in the Schedule 13D.

On December 9, 2008, the Issuer held a special meeting of its stockholders and obtained the Stockholder Approval for the issuance of the shares of common stock underlying the Warrant. Pursuant to the terms of the Warrant, Holdings is required to exercise the Warrant in full for cash prior to January 1, 2009. As a result of these conditions being met, Holdings will exercise the Warrant for an amount of $12,522,883.47 prior to January 1, 2009.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (c) of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)        Upon exercise of the Warrant issued to Holdings on October 17, 2008, which is exercisable prior to January 1, 2009, each of the Reporting Persons may be deemed to own the following shares of Common Stock:

CUSIP No. 691828107	Page 9 of 12 Pages

SCHEDULE 13D

(i)	Symphony Capital Partners, L.P.

Number of Shares of Common Stock: 17,117,118

Percentage Outstanding Common Stock: 36.98%

(ii)	Symphony Capital GP, L.P.

Number of Shares of Common Stock: 17,117,118

Percentage Outstanding Common Stock: 36.98%

(iii)	Symphony GP, LLC

Number of Shares of Common Stock: 17,117,118

Percentage Outstanding Common Stock: 36.98%

(iv)	Mark Kessel

Number of Shares of Common Stock: 17,117,118

Percentage Outstanding Common Stock: 36.98%

(v)	Harri V. Taranto

Number of Shares of Common Stock: 17,117,118

Percentage Outstanding Common Stock: 36.98%

(vi)	Symphony ViDA Holdings LLC

Number of Shares of Common Stock: 17,117,118

Percentage Outstanding Common Stock: 36.98%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 35,011,448 shares outstanding as of October 17, 2008, plus the Warrant exercisable into 11,281,877 shares of Common Stock as described herein.

(b)       Upon the exercise of the Warrant issued to Holdings on October 17, 2008, each of the Reporting Persons may be deemed to hold the following voting and investment power:

(i)	Symphony Capital Partners, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 17,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 17,117,118 shares

(ii)	Symphony Capital GP, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 17,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 17,117,118 shares

(iii)	Symphony GP, LLC

Sole power to vote or direct the vote: 0

CUSIP No. 691828107	Page 10 of 12 Pages

SCHEDULE 13D

Shared power to vote or direct the vote: 17,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 17,117,118 shares

(iv)	Mark Kessel

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 17,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 17,117,118 shares

(v)	Harri V. Taranto

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 17,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 17,117,118 shares

(vi)	Symphony ViDA Holdings LLC

Sole power to vote or direct the vote: 17,117,118 shares

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 17,117,118 shares

Shared power to dispose or to direct the disposition: 0

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 35,011,448 shares outstanding as of October 17, 2008, plus the Warrant exercisable into 11,281,877 shares of Common Stock as described herein.

(c)        During the last 60 days, the Reporting Persons have received directly from the Issuer 5,835,241 shares of Common Stock issued in accordance with the terms of the SWPA (as defined in Item 3 in the Schedule 13D).

CUSIP No. 691828107	Page 11 of 12 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2008

SYMPHONY CAPITAL PARTNERS, L.P.
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY CAPITAL GP, L.P.
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY GP, LLC
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

MARK KESSEL
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP No. 691828107	Page 12 of 12 Pages

SCHEDULE 13D

HARRI V. TARANTO
By:	/s/ Harri V. Taranto
Name: Harri V. Taranto Title: Managing Member

SYMPHONY ViDA HOLDINGS LLC
By:	Symphony Capital Partners, L.P. its Manager
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member